UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-41663

Chanson International Holding

B9 Xinjiang Chuangbo Zhigu Industrial Park

No. 100 Guangyuan Road, Shuimogou District

Urumqi, Xinjiang, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Explanatory Note

Chanson International Holding (the “Company”) initially filed registration statement on Form F-3 (File No. 333-289600) with the U.S. Securities and Exchange Commission (the “SEC”) on August 14, 2025, which was declared effective on September 30, 2025 (the “Registration Statement”). A prospectus supplement to the Registration Statement in connection with registration of certain resale shares dated as of December 16, 2025 (the “Prospectus Supplement”) was filed with the SEC on December 16, 2025.

The opinion of Ogier as to the legality of the resale shares being registered under the Registration Statement and the Prospectus Supplement, is filed as Exhibit 5.1 to this current report on Form 6-K and is incorporated by reference into the Registration Statement and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description
5.1	Opinion of Ogier as to the legality of the resale shares being registered

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Chanson International Holding

Date: December 16, 2025	By:	/s/ Gang Li
	Name:	Gang Li
	Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

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